Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                Name and Address of Company

Northcore Technologies Inc. (the “Company”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.                                Dates of Material Change

August 22, 2007

Item 3.                                News Release

A press release disclosing the nature and substance of the material changes was issued through the facilities of CanadaNewsWire on August 23, 2007 and was filed on SEDAR.

Item 4.                              Summary of Material Changes

The Company announced on August 23, 2007 that it had successfully completed its rights offering to eligible shareholders, generating gross proceeds of approximately $1.65 million that will be earmarked for working capital purposes.

Item 5.                              Full Description of Material Change

On August 23, 2007, the Company, a provider of web-based asset management applications and services, announced that it had successfully completed its rights offering to eligible shareholders, generating gross proceeds of approximately $1.65 million that will be earmarked for working capital purposes.

A total of 39,883,914 rights were exercised and 9,970,978 common shares were subscribed for at a price of $0.08 pursuant to the basic subscription privilege under the terms of the rights offering. Shareholders  who subscribed in full under the basic subscription privilege were entitled to acquire additional Common Shares not subscribed for initially, if any, pursuant to an additional subscription privilege. An additional 10,657,324 shares were subscribed for at a price of $0.08 pursuant to this additional subscription privilege.

As a result of the rights offering, Northcore will issue 20,628,302 common shares, each priced at $0.08 per share for gross proceeds of approximately $1.65 million. The total represents 95 percent of shares made available through the rights offering.

Item 6.                              Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                              Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.                              Executive Officer

For further information, please contact:
Duncan Copeland
Chief Executive Officer
(416) 640-0400 ext. 360

Item 9.                              Date of Report

August 24, 2007